03 AUG -5 AM 7:21



Boral Limited

ABN 13 008 421 761
Level 39 AMP Centre
50 Bridge Street Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9233 6605
www.boral.com.au

23 July 2003



03024991

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA





Dear Sir/Madam

Boral Limited: 12g3-2(b) Information - File No. 82-5054

We enclose information which Boral Limited has lodged with Australian Stock Exchange Limited ("ASX") since 15 May 2003 and is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

The information is:-

1. Slides presented to domestic fund managers at UBS Warburg's Industrials Conference held on 26 May 2003.

2. A media release titled "Tony D'Aloisio Joins Boral Board" issued on 28 May 2003.

3. A media release titled "Boral plans to build a quicklime manufacturing facility at newly acquired limestone deposit in Galong NSW" issued on 30 May 2003.

4. Final Share Buy-Back Notice for an on-market buy-back which applied from 5 September 2002 to 30 June 2003. The form was lodged with ASX on 30 June 2003.

5. A media release titled "Pricing irregularities in Perth brick markets" issued on 30 June 2003.

6. A media release titled "Boral Sells its US Chemical Admixture Business" issued on 1 July 2003.

7. A media release titled "Boral increases its shareholding in Lafarge Boral Plasterboard JV in Asia to 50%" issued on 1 July 2003.

8. Slides presented to analysts during a site visit to some of Boral's Queensland operations on 3 July 2003.

Yours faithfully

MB Scobie Per RB

M.B. Scobie
Company Secretary



Boral:

How have we performed since demerger & where are we heading?

Building on our strong resource and market positions

UBS Warburg's Industrials Conference

Rod Pearse

26th May 2003



Boral's Strategic Intent

"Boral intends to be a value-driven, focused building and construction materials supplier operating in Australia and increasingly offshore"

"Our strategy is to *Perform & Grow*"

CEO (Elect), October 1999


Building on our strong resource and market positions


"We will grow around our leading reserve and market positions" CEO Elect, Oct-99
8 Countries; 12,300 people;
543 total operating sites (excludes distribution)
41 ASIA
Plasterboard*
Indonesia #1
Malaysia #1
The Philippines #1
China (east) #1
Korea #1
Thailand #1
Indonesia Concrete #1
62 USA
Fly ash #2
Bricks #1
Clay Roof tiles #1
Concrete Roof tiles* #1
440 AUSTRALIA
Bricks #1
Roof tiles #2
Concrete #1
Asphalt #2
Masonry #1
Cement #1
Quarries #1
Plasterboard #2
*Joint venture with Lafarge
Businesses in blue/ italics represent growth since demerger
Building on our strong resource and market positions
BORAL


Earnings driven by a range of geographies and markets (FY2002)
EBIT: By segment
Construction Materials, Australia 40%
Building Products, Australia 24%
USA 31%
Asia 5%
Revenue: By market
Australian Non-Dwellings 15%
Australian Engineering & construction 18%
USA Dwellings 21%
USA Non-Dwellings 5%
Asia 5%
Other 5%
Australian Dwellings 31%
Note: Includes revenues from Asian Plasterboard and MonierLifetile joint ventures which are equity accounted
Building on our strong resource and market positions
BORAL

Our Financial Objectives are…

1. ***Exceed the weighted average cost of capital (WACC) on a sustainable basis through the building cycle***
2. ***Beat the competition in comparable markets***
3. ***Deliver superior total shareholder returns (TSR)***

CEO (Elect), October 1999

"We are delivering our financial objectives"


Three years on – we are delivering against
our *Perform* & Grow strategy
Improved operating margins
Operational Improvement
Selling, general & admin
Focused balance sheet management
Property Value Add
Capital expenditure
Working capital
Divestment program
Growth strategies
Divisional growth
Corporate growth
• Prices up
• Costs down (PEP + step-change programs)
• Overheads down
• Business turnarounds
• Asia restructuring
Operating margins up from 9.0% to 12.4%
Building on our strong resource and market positions.
BORAL



Sales are becoming stronger; EBIT has strengthened substantially
Sales revenue, $million
2500
2000
1500
1000
500
0
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03
EBIT, $million
250
200
150
100
50
0
1H97
2H97
1H98
2H98
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03
Results for reported building and construction materials businesses each year
Building on our strong resource and market positions
BORAL



Margins have continued to improve
EBIT/Sales
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
HY03
EBITDA/Sales
18%
16%
14%
12%
10%
8%
6%
4%
2%
0%
FY97
FY98
FY99
FY00
FY01
FY02
HY03
Results for reported building and construction materials businesses each year
Building on our strong resource and market positions
BORAL


40% improvement in ROE since demerger
Return on Equity
14%
12%
10%
8%
6%
4%
2%
0%
FY99 (proforma)
FY00 (proforma)
FY01
FY02
CY02 (MAT)
Building on our strong resource and market positions
BORAL


Three years on – we are delivering against our Perform & Grow strategy
Improved operating margins
Operational Improvement
Selling, general & admin
Focused balance sheet management
Property Value Add
Capital expenditure
Working capital
Divestment program
Growth strategies
Divisional growth
Corporate growth
$25m pa EBIT from QEU
SIB capex at around 63% of depreciation since demerger
Reduced stock & trade receivables days
Divestments of over $400m
D/E from 83% to 41%
Building on our strong resource and market positions
BORAL


The Greystanes Redevelopment is Boral's first major QEU project....
NEL* – sales completed
"Greystanes BusinessHub"
Retail Development
• Site of original Boral office
• Staged subdivision from CY02
• Planned to become a district centre
SEL*
"Greystanes BusinessHub"
• Precinct plan approved
• Site of current quarry operations
• Development approximately 2006
Residential Development
• "Nelson's Ridge"
• Managed through Delfin Lend Lease
• Anticipate >1000 dwellings
• Staged subdivision
• Sales from June 2003
Widemere
• To be partly used for quarry recycling
• Earmarked for future employment land rezoning
Building on our strong resource and market positions
BORAL


With a 40% shareholding, the Penrith Lakes Scheme is another important QEU project for Boral
PENRITH LAKES
SCHEME
CONCEPT PLAN
1997
Building on our strong resource and market positions
BORAL


...as is the development of our old brick site and clay quarry at Moorebank
Building on our strong resource and market positions
BORAL


Three years on – we are delivering against our Perform & Grow strategy
Improved operating margins
Operational Improvement
Selling, general & admin
Focused balance sheet management
Property Value Add
Capital expenditure
Working capital
Divestment program
Growth strategies
Divisional growth
Corporate growth
Growth / acquisition capital expenditure of around $200m pa
• Bolt-on acquisitions
• Plant expansions
• Downstream growth
• Organic growth
Building on our strong resource and market positions
BORAL

Over $725m of capital allocated to ***growth*** in Australia and offshore since demerger

Completed/ Planned Growth Expenditure

Australia

USA

Asia



Australia

Concrete: Concrite, Alsafe, Go-Crete, Canberra Minimix
Quarries: Compton Park Quarry
Asphalt: Transfield Asphalt, Allen's Asphalt
Lime: Marulan lime upgrade,
Cement: NSW & Vic Cement expansion
Plasterboard: Stud & Track distribution,
Timber: Oberon Softwood JV, Koolkhan upgrade

Asia

Plasterboard: JV formed, Siam Gypsum (Thailand), new plant in Korea, Chongqing plant China
Indonesia Concrete Assets, Rocla Pipe in Indonesia

USA

Roof tiles: Vostile plant, new plants in Denver & Mexico
Bricks: Commercial/moulded brick upgrade, new Augusta paver plant, Franklin Brick

Over $725m of capital allocated to ***growth*** in Australia and offshore since demerger

Completed/ Planned Growth Expenditure

Australia



USA

Asia



Australia

Concrete: Concrite, Alsafe, Go-Crete, Canberra Minimix
Quarries: Compton Park Quarry
Asphalt: Transfield Asphalt, Allen's Asphalt
Lime: Marulan lime upgrade,
Cement: NSW & Vic Cement expansion
Plasterboard: Stud & Track distribution,
Timber: Oberon Softwood JV, Koolkhan upgrade

Asia

Plasterboard: JV formed, Siam Gypsum (Thailand), new plant in Korea, Chongqing plant China
Indonesia Concrete Assets, Rocla Pipe in Indonesia

USA

Roof tiles: Vostile plant, new plants in Denver & Mexico
Bricks: Commercial/moulded brick upgrade, new Augusta paver plant, Franklin Brick


Building on our strong resource and market positions
BORAL


Strengthening our leading cement positions in NSW & Victoria
CEMENT UPGRADE PROGRAM:
• $131m capital at Waurn Ponds & Berrima
• $25m cash cost savings (end of FY04)
• Capacity flexibility to meet growing demand
Sunstate Cement: 1m tpa clinker grinding capacity at in JV with ABL
Kooragang Island: 150k tpa clinker grinding capacity
Berrima: upgrading to 1.4m tpa
Maldon: 0.3m tpa (off-white cement)
Marulan: limestone reserves & lime production
Flyash positions in Collie (WA), Port Augusta (SA), and Mt Piper & Eraring (NSW)
Waurn Ponds: upgrading to 0.8m tpa
Building on our strong resource and market positions
BORAL

We have leading market positions and a strong platform for growth in plasterboard in Asia

- JV with Lafarge (LBGA) formed in FY2000
- Boral has 48% equity share (up from 27%), equal Board representation
- Well positioned assets with strong synergies delivered by LBGA management team
- Strong platform for growth
  - underlying market growth
  - increasing product penetration
  - recent growth activities eg. acquisition of Siam Gypsum in Thailand; new plant in Korea; "step out" plant in Chongqing



Through the JV with Lafarge, Boral has leading plasterboard positions throughout Asia
Lafarge Boral Gypsum Asia (LBGA) plants - 270m m² of capacity
LBGA plaster/accessories plants
LBGA sales Offices
Seoul
Korea: Dangjin, Ulsan, Yosu 105m m²
Chongqing
Shanghai
China: Shanghai, Chongqing 35m m²
Dubai
Manila
Bangkok
Ho Chi Minh
Kuala Lumpur
Thailand: Prestia – Industrial plaster plant
Thailand: Sarabruri, Songkhla 80m m²
Jakarta
Malaysia: Parit Buntar 10m m²
Indonesia: Cilegon, Gresik 35m m²
Indonesia: Jakarta – metal systems plant
Building on our strong resource and market positions
BORAL



Consolidation of supply over past five years has strengthened Boral's position
China: BPB buys TG; LBGA relocates one plant to Korea; small players receding
Seoul
Korea: 2 player market
Chongqing
Shanghai
Taiwan: 1 player UCC
Dubai
Manila
Bangkok
Ho Chi Minh
Kuala Lumpur
Thailand: BPB buys TG; LBGA buys Siam 2 player market
Malaysia: 1 player LBGA
Jakarta
Cilegon
Surabaya
Indonesia: Knauf buys TG Indo
TG = Thai Gypsum
BPB = British Plasterboard
UCC = Universal Cement Corporation
LBGA = Lafarge Boral Gypsum Asia
Building on our strong resource and market positions
BORAL


Boral's Asian operations have delivered a $30m turnaround since demerger
ASIA EBIT
A$ m
15
10
5
0
-5
-10
-15
-20
1H99
2H99
1H00
2H00
1H01
2H01
1H02
2H02
1H03
EBIT / Revenue**
15%
10%
5%
0%
-5%
-10%
-15%
-20%
-25%
-30%
FY97
FY98
FY99
FY00
FY01
FY02
HY03
** FY01, FY02 & FY03 revenues include
Boral's share of the Plasterboard Asia JV
Building on our strong resource and market positions
BORAL


We have leading market positions in the US: #1 in bricks, #1 in roof tiles, #2 in flyash...& a strong platform for growth
MonierLifetile
(concrete roof tiles)
Guadalajara,
Mexico
US Clay Tile
Boral Brick Plants
Franklin Brick Locations
Boral Brick Studios
Flyash (BMTI)
Building on our strong resource and market positions
BORAL


US$66m Franklin Brick acquisition complements existing brick operations & strengthens our #1 position in the USA
Gleason
Salisbury
Van Wyck
Lexington
Atlanta
Augusta
Macon (II)
Muskogee
Henderson
Marshall
Macon (I)
Bessemer
Phenix City
23 Franklin Brick Locations
28 Boral Brick Studios
21 Boral Brick Plants at 13 Boral Manufacturing locations
Building on our strong resource and market positions
BORAL


Shareholder returns
BORAL
BORAL


100% earnings-driven share price growth since demerger
BLD Share Price
ASX100 Index
BLD
ASX100
$5.00
$4.50
$4.00
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
5250
4750
4250
3750
3250
2750
2250
1750
1250
Feb-00
Apr-00
Jun-00
Aug-00
Oct-00
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Building on our strong resource and market positions
BORAL


Dividends have grown since demerger
Cents/share
28
24
20
16
12
8
4
EPS
Gross DPS
DPS
Dec-99
Jun-00
Dec-00
Jun-01
Dec-01
Jun-02
Dec-02
*Gross DPS = (franking % x DPS)/(1-tax rate) + DPS (1-franking %); assumed average tax rate of 30%
Building on our strong resource and market positions
BORAL



Boral *continues* to deliver top quartile TSR performance
TSR PERFORMANCE OF ASX100 – 1 Mar 2000 to 30 Apr 2003*
1st Quartile
31.9% pa
2nd Quartile
3rd Quartile
4th Quartile
BORAL
* Start price 1 March 2000: $2.32, Closing share price 30 April 2003: $4.76
Source: Bloomberg
Building on our strong resource and market positions
BORAL



Relative to Australian peers, Boral is a solid performer
Gross dividend yield (annualised)
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
JHX
BKW
RIN
ABC
BLD
CSR
BRS
Gross dividend yield = ((franking % x DPS)/(1-tax rate) + DPS (1-franking %))/share price at announcement; assumed average tax rate of 30%; DPS for BKW, BLD, BRS for HYE Dec 02, DPS for ABC for FYE Dec 02, DPS for JHX, RIN, CSR for YEM03
Source: Company results announcements
Building on our strong resource and market positions
BORAL


...and Boral's multiples are not particularly demanding
FY2003 PE
16
12
8
4
0
JHX
BKW
BRS
ABC
CSR
BLD
RIN
Source: Bloomberg 21 May 2003
Building on our strong resource and market positions
BORAL


Outlook
BORAL
BORAL


Australian activity levels are strong & expected to remain buoyant in FY04 before strengthening further in FY05/06
AUSTRALIA - VALUE OF WORK DONE (BUILDING & CONSTRUCTION)
$98 Billion. Seasonally adjusted.
50
45
40
35
30
25
20
15
10
5
0
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 f
2004 f
2005 f
2006 f
2007 f
2008 f
Roads, Highways, Subdivisions & Bridges
Non Dwelling
Dwelling (incl A&A)
Source: ABS, BIS Shrapnel Dec 02 forecast
Building on our strong resource and market positions
BORAL


US activity in the Brick States* remains strong and is expected to remain buoyant
USA BRICK STATES - VALUE OF WORK COMMENCED
US$92 Value, Billions
180
160
140
120
100
80
60
40
20
0
Forecast
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003 f
2004 f
2005 f
2006 f
2007 f
NON-RESIDENTIAL
RESIDENTIAL
* "Brick States" - Alabama, Arkansas, Florida, Georgia, Illinois, Kentucky, Louisiana, Maryland, Mississippi, Missouri, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas, Virginia.
Source: FW Dodge Sep 02 forecast
Building on our strong resource and market positions
BORAL


Asian construction demand continues to grow
Korea
Value of construction orders received. Trillion Won
Thailand
Gross fixed capital formation. Billion bhat
Indonesia
Value of completion. Trillion Rp
China - Shanghai
Value of construction work done. Billion yuan
LEGEND: Residential Non-residential Eng & Constr Total VWD
Sources: Korea: National Statistical Office, Thailand: Office of National Economic & Social Development Board, Indonesia: Biro Pusat Statistic Indonesia, China: China Statistical Yearbook, BIS Shrapnel forecasts from 2002 onwards
Building on our strong resource and market positions
BORAL

Outlook for FY2003

- Easing of dwelling approvals and VWD in Jun-03 half
- Stronger Australian non-dwelling demand in H2
- H2 typically seasonally weaker
- Stronger construction materials prices in H2
- Solid USA earnings; strong A$
- Performance improvement in Asia
- Anticipate stronger QEU contribution in H2
- Significant increase in H2 capex (SIB + growth & acquisition)
- *Expect full year earnings of around $260m (15% above previous forecast)*

Appendix


BORAL



Construction Materials, Australia


Quarries
Cement division**
Contracting
Transport
QEU
Asphalt
Concrete

Share of 1H03 (External) Revenue

** Cement division includes BCSC, concrete placement & scaffolding

- No.1 position in Australian construction materials
- Integrated business model is driver of value
- Earnings from infrastructure, non-dwellings and dwellings
- QEU earnings stream
- Improved industry structure & pricing performance
- EBIT/sales margins up from 7.7% to 12.3% for HY03

Building Products, Australia


Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Share of 1H03 (External) Revenue

- Leading supplier of building products in Australia
- Driven by dwelling and non-dwelling
- Timber & Windows have turned around
- Opportunity for improved performance in Bricks East and Roofing
- EBIT/Sales margins are lifting (from 7.5% to 11.1% in 1H03)

United States


Bricks
Clay rooftiles
Concrete rooftiles**
Flyash & admixtures

Share of 1H03 Revenue

** MonierLifetile JV is equity accounted - Boral's share of revenue does not appear in consolidated accounts but is included in the revenue pie chart

- No. 1 brick position in the USA
- No. 1 roof tile supplier in the USA
- Strong residential markets
- Pursuing direct brick distribution model (Franklin Brick acquisition)
- Good growth prospects in roof-tiles
- Solid EBIT/sales margins at 14.2%


BORAL

Boral Limited

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

MEDIA RELEASE

28 May 2003

TONY D'ALOISIO JOINS BORAL BOARD

The Chairman of Boral, Dr Ken Moss, today announced that Mr Tony D'Aloisio has been appointed a non-executive Director of Boral Limited.

Mr D'Aloisio is 53 years old. He is currently Chief Executive of Mallesons Stephen Jaques, the leading law firm, and has held the position for the past 11½ years. Prior to that, Mr D'Aloisio practised law in the areas of mergers and acquisitions, trade practices and taxation.

Dr Moss stated, "Tony D'Aloisio will help broaden the Board's skills and industry experience base. He brings to the Board strategic and business skills grounded in his CEO role and his experience as a corporate lawyer".

"We look forward to welcoming Mr D'Aloisio to the Boral Board", Dr Moss said.

Ends . . .

For further information please contact:

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
telephone (02) 9220 6390 or 0401 895 894

Boral Limited 

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

MEDIA RELEASE

30 May 2003

Boral plans to build a quicklime manufacturing facility at newly acquired limestone deposit in Galong NSW

Boral limited announced today that, through its subsidiary Blue Circle Southern Cement, it has acquired all of the shares of Barnu Pty Ltd, the owner of a limestone reserve and agricultural lime business in Galong in the Harden Shire of NSW.

Subject to regulatory approvals, Boral intends to expand the Galong lime operation by installing a 150,000 tonne per annum vertical shaft lime kiln at the site. The acquisition and the kiln installation will involve a total investment of around $46 million.

The new capacity will provide high quality quicklime to meet growing demand especially from the steel sector at Port Kembla and is supported by upgraded long-term contracts.

Philip Jobe, Managing Director of Blue Circle Southern Cement said: "The acquisition of the operation at Galong, which has more than thirty years of reserves, complements our already strong lime position at Marulan on the NSW south coast. The vertical shaft kiln technology which we will adopt at Galong is the lowest cost production method available and is well proven in many locations around the world. It is energy efficient, will result in good environmental outcomes and has operational simplicity."

Commenting on the acquisition and upgrade plans, Rod Pearse, Boral's Managing Director, said: "The acquisition of the Galong operation further strengthens our limestone resource and market positions on the East Coast. The lime kiln upgrade plans will deliver value-added growth around our enhanced reserve and market positions, and is consistent with our core "perform and grow" strategy."

The upgrade is expected to be completed by July 2004 and the investment will deliver returns above the cost of capital from 2004/05.

end

For further information please contact:

Philip Jobe
Managing Director
Blue Circle Southern Cement
telephone (02) 9033 4001 or 0401 895 600

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
telephone (02) 9220 6390 or 0401 895 894

Rule 3.8A

Appendix 3F

Final share buy-back notice
(*except* minimum holding buy-back)

Introduced 1/9/99. Origin: Appendices 7D and 7E. Amended 30/9/2001.

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
BORAL LIMITED	**13 008 421 761**

We (the entity) give ASX the following information.

Description of buy-back

1	Type of buy-back	**ON-MARKET**

Details of all shares bought back

2	Number of shares bought back	**7,676,157**
3	Total consideration paid or payable for the shares	**$33,255,461.49**
4	If buy-back is an on-market buy-back - highest and lowest price paid	highest price: **$4.53** date: **7 March 2003** lowest price: **$4.07** date: **27 September 2002**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 30 June 2003
(Company Secretary)

Print name: **Michael Boyd Scobie**

== == == == ==

Boral Limited


BORAL

MEDIA RELEASE

BORAL LIMITED
ABN 13 008 421 761
Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 8439

30 June 2003

Pricing irregularities in Perth brick markets

Boral announced on 1 February 2002 that it had received information regarding pricing irregularities in brick markets in Perth in late 2001. As previously announced, Boral immediately advised the Australian Competition & Consumer Commission of a potential breach of the Trade Practices Act and indicated that it would be fully co-operating with the ACCC in its investigation.

The ACCC has now commenced proceedings against Midland Brick Company Pty. Limited (a wholly owned Boral subsidiary), Bristile Operations Pty. Limited (which trades as Metro Brick) and an individual in regard to the irregularities. The proceedings allege that Midland Brick and Metro Brick made an arrangement or arrived at an understanding, that the prices for clay brick products would be increased in contravention of the Trade Practices Act.

Boral confirms that it has fully co-operated with the ACCC throughout the ACCC's investigation and believes that the ACCC's leniency policy will apply to any offences by Midland Brick. The proceedings will be dealt with by Midland Brick in a manner which is consistent with this co-operation and belief.

Boral also confirms that it has treated the irregularities with the utmost concern and that the Company's Trade Practices Policy requires strict compliance by all operations with the Trade Practices Act.

For further information:
Michael Scobie,
Company Secretary
Boral Limited
(02) 9220 6362 or 0401 895 889



BORAL

ABN13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 2001
Telephone (02) 9220 6300
Facsimile (02) 9223 6605

www.boral.com.au

MEDIA RELEASE

1 July 2003

Boral Sells its US Chemical Admixture Business

Boral Limited announced today that its US subsidiary Boral Material Technologies Inc. has sold the assets of its USA Chemical Admixture business to The Euclid Chemical Company for US$13 million cash before transaction costs and customary purchase price adjustments at closing. The sale will result in a small after tax profit on sale including apportioned goodwill.

The Chemical Admixture business comprises production and distribution facilities at Monroe (North Carolina), Braunig (Texas), Aurburndale (Florida) and Eloy (Arizona). Employees directly related to the Chemical Admixture business will be transitioning to Euclid.

President of Boral USA, Dennis Brown, said "The chemical admixtures business was a relatively small part of the operations of Monex acquired by Boral in 1997. Since acquisition, efficiencies have been generated from the growth of the business. These improvements, however, did not match the scale benefits available to the major admixture producers. Boral Material Technologies Inc. is the second largest fly ash marketing company in the United States and this sale will allow greater focus on the core fly ash business".

Rod Pearse, Managing Director of Boral said "Boral was not a major participant in the US admixtures industry and did not have a clear path to meaningful market presence. The strategic disadvantages of this position outweighed the potential benefits from being in our portfolio. It is clear that the business is one that better fits being part of a specialty manufacturer with greater market presence. This sale is consistent with our strategy of growing around leading resource and market positions."

Euclid is a subsidiary of RPM International Inc. which is listed on the New York Stock Exchange. Euclid has been selling EUCO branded chemical products since the 1940s and now manufactures and sells over 200 specialty products to the concrete and masonry construction markets in the USA and through its wholly owned operations in Canada, Mexico and Colombia.

For further information contact:

Dennis Brown,
President,
Boral Industries Inc.,
0011 1 770 645 4501

Ken Barton,
Chief Financial Officer,
Boral Limited
02 9220 6385
0401 896 831

Kylie FitzGerald
General Manager Corporate Affairs,
Boral Limited
02 9220 6390
0401 895 894

Boral Limited 
BORAL

BORAL LIMITED
ABN 13 008 421 761

Level 39, AMP Centre
50 Bridge Street, Sydney
GPO Box 910, Sydney NSW 1041
Telephone (02) 9220 6300
Facsimile (02) 9223 8439

MEDIA RELEASE

1 July 2003

Boral increases its shareholding in Lafarge Boral Plasterboard JV in Asia to 50%

Boral Limited announced today that it has increased its share in its Asian plasterboard joint venture with Lafarge from 47.7% to its target of 50%.

Boral's share of the joint venture now lifts from 47.7% to 50% at the end of June 2003 through the acquisition of JV shares previously owned by Lafarge, for a consideration of around US$6m. This transaction is the final step in a process previously agreed with Lafarge to raise Boral's shareholding to a target of 50% as provided for in the JV agreement.

"Boral and Lafarge formed the JV to create a profitable growth platform in plasterboard markets across Asia. The progress made by the Joint Venture towards that goal over the past three years has been most encouraging," said Boral Limited's CEO, Rod Pearse.

For further information please contact:

Ross Batstone
Executive General Manager
Boral Plasterboard
telephone (02) 9898 7812 or 0401 899 800

Kylie FitzGerald
General Manager, Corporate Affairs
Boral Limited
telephone (02) 9220 6390 or 0401 895 894



Boral

Building on our strong resource and market positions

Brisbane Site Visits and Presentations – 3 July 2003

Agenda

9.45 am **<u>Boral Masonry, Wacol</u>**
Site Visit
Presentations and Q&A

- **Introduction** - Kylie FitzGerald
- **Boral in Queensland and ACM** - Emery Severin (30 min)
- **Clay & Concrete Products** - Keith Mitchelhill (20 min)
- ***Boral Create*** - Glenn Simpkin (10 min)
- **Plasterboard** - Ross Batstone (20 min)
- **Windows** - Warren Davison (10 min)

12.45 pm **Boral Plasterboard, Northgate**
Site Visit & Lunch

2.30 pm **Boral Windows, Geebung**
Site Visit

4.00 pm **Drop off at Brisbane Airport**

Introductions

Boral Australian Construction Materials

Emery Severin, Executive General Manager
Murray Read, Regional General Manager, Queensland

Boral Clay & Concrete Products

Keith Mitchelhill, Executive General Manager
Mark Webster, General Manager Masonry, Queensland

Boral Plasterboard

Ross Batstone, Executive General Manager
Greg Thomas, General Manager, Queensland
Alan Evans, General Manager, Supply

Boral Cement Division

Phil Jobe, Executive General Manager
Warren Davison, Divisional General Manager, Windows
Mark Jeston, General Manager, Windows, Queensland

Boral Corporate

Kylie FitzGerald, General Manager, Corporate Affairs & Investor Relations
Glenn Simpkin, National General Manager, Marketing

Welcome to the Wacol Masonry plant



Boral Masonry Queensland product range

wall

RAND

designerblock

KEYSTONE

RAVENASTONE

Stylestone

Stylestone

promenade pavers

Boral Masonry Wacol facility

SITE	PLANT
Wacol, Brisbane	**Hess Block & Paving plant** - Installed 1996 - European supply, large format plate, completely computer controlled, first of type in Sth. Hemisphere - Market driven by commercial development including multi-residential, infrastructure, entertainment, high rise apartment
	Cassani Paving plant - Installed 1995 - Italian supplier, makes pressed pattern, honed, polished pavers - Market driven by retail and commercial development

Other Boral Masonry Queensland facilities

SITE	PLANT
Labrador, Gold Coast	**Columbia block plant** - Installed 1992 - Only local manufacturer
Byron Bay, NSW	**Columbia block plant** - Installed 1982 - Specialised coloured products plant
Cairns	**Columbia block plant** - Installed 1988 - One of three companies in Cairns market - Market driven by housing and commercial development - Retail market embraces pavers and landscape products
Mackay	**Columbia block plant** - Installed 1992 - Only block plant in Mackay city - two other competitors - Market driven by commercial and housing development

For your safety...

Forklifts	Stick to green paths and remain with guide
Noise	Ear protection to be worn whilst in the Cassani factory
Eyes	Safety glasses mandatory
Shoes	No open shoes or elevated shoes (eg high heels)
Barriers	Remain behind all safety barriers whilst in the factory
Emergency	In the event of an emergency your tour guide will take you all to a central gathering point, including the need to evacuate this meeting room

Boral in Queensland

Emery Severin

Boral in Queensland is represented by all major product groups. 1,750 people ~ $370m total assets

- Cement – Sunstate Cement (50/50 JV)
- Boral Scaffolding
- Boral Quarries
- Boral Concrete
- Boral Asphalt & Allens Asphalt
- Boral Transport
- Boral Plasterboard
- Boral Bricks
- Boral Roofing
- Boral Masonry
- Boral Windows
- Boral Hancock Plywood & Walk on Wood


Queensland
Rest of Australia

Share of FY02 (External) Revenue

About Boral in Queensland

	People	Sites
ACM (Concrete, Quarries, Asphalt, Transport)	810	69
Cement Division (Windows, Scaffolding, Sunstate)	280*	13
Plasterboard	120	1 Manufacturing 12 Distribution
Clay & Concrete Products (Bricks, Roofing, Masonry)	370	9
Timber	170	1 Plywood 1 Distribution
Qld	**1750**	**105**

* Does not include Sunstate Cement employees

The markets – Dwellings (commencements)



Australia
Detached Houses
Other Dwellings
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
Quantity ('000)
↓3%
↓13%
↑21%
98/99
99/00
00/01
01/02
02/03F
03/04F
04/05F
05/06F
06/07F
Financial Year
Queensland
Detached Houses
Other Dwellings
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
0.0
Quantity ('000)
↑3%
↑25%
98/99
99/00
00/01
01/02
02/03F
03/04F
04/05F
05/06F
06/07F
Financial Year

Source: ABS, BIS Shrapnel Mar 03 forecast


The markets – Infrastructure (VWD)
Australia
Subtotal R,H,S & B
Queensland
Subtotal R,H,S & B
$97/98 billion
↓2%
↑15%
↑16%
↓5%
↑6%
↑14%
98/99
99/00
00/01
01/02
02/03F
03/04F
04/05F
05/06F
06/07F
Financial Year
Source: ABS, BIS Shrapnel Mar 03 forecast
Brisbane Site Visits – July 2003

Australian Construction Materials

Construction Materials, Australia segment (ACM plus cement)


Quarries
Cement division**
Contracting
Transport
QEU
Asphalt
Concrete

Share of 1H03 (External) Revenue

** Cement division includes BCSC, concrete placement & scaffolding

- No.1 position in Australian construction materials
- Integrated business model is driver of value
- Earnings from infrastructure, non-dwellings and dwellings
- QEU earnings stream
- Improved industry structure & pricing performance
- EBIT/sales margins up from 7.7% to 12.3% for HY03

Queensland ranks with Victoria as the second largest market in Boral's ACM portfolio


NT
QLD
WA
SA
NSW
VIC
TAS

Based on external revenue

The Queensland Construction Materials market

	Cement	Aggregates	Concrete	Asphalt
Boral	50% Sunstate Cement	10 quarries SEQ 6 quarries country	25 plants SEQ 20 plants country	16 asphalt plants from Gold Coast to Cairns
CSR	25% Cement Australia	5 quarries SEQ 4 quarries country	24 plants SEQ 19 plants country	6 asphalt plants
Hanson (Pioneer)	25% Cement Australia	4 quarries SEQ 2 quarries country	24 plants SEQ 23 plants country	13 asphalt plants
Adelaide Brighton	50% Sunstate Cement	2 quarries SEQ	2 plants SEQ	
Other		9 quarries SEQ 21 quarries country	18 plants SEQ 89 plants country	5 asphalt plants

Source: Company records Boral research

Quarries in Queensland

- Reserves well positioned to major metro markets
- Long-term reserves – total reserve life greater than 50 years
- Increasingly difficult to establish new quarries close to markets
- Focus of sustainability including environmental and community planning
- Development of reserves with QEU in mind – progress on several sites to-date (eg. West End, Lawnton, Pine Mountain)

Petrie Quarry– an example of integrating reserves management, the environment and the community



Environmental management is a major focus for Boral Quarries



Working closely with the community is essential to Petrie Quarry's ongoing sustainability



In Sep 2002 a batch of Saratoga was released into a dam on our Petrie Quarry site. Boral and the Pine Rivers Fish Management Association are providing a future fish stock for Lake Samsonvale.



Land at Petrie Quarry is used for a Koala Fodder Plantation. The Pine Rivers Koala Care Association is growing eucalyptus trees, which will be used to feed sick and injured koalas throughout Greater Brisbane.

Boral Concrete

- Boral's concrete operations support our strong quarry position
- Our network position across SEQ and on the Qld coast allows a high level of customer service to meet the forecast upturn
- Strong technical capability
- Initiatives like our Project Keystone will improve network utilisation as well as service



Project Keystone will improve customer service and add effective capacity by streamlining the end-to-end process


Orders to plants with capacity
Strong Customer Focus
Mix selection assistance
Truck updates
Online ordering
Global Positioning Systems -Truck Tracking
Customer interacts Via Phone/Fax/Email/Online
Arrival times can be sent to the customer via Short Messaging Service or internet

Boral Concrete Qld, Major Project – Comalco Alumina Refinery, Gladstone

- Stage 1: 60,000 m^3 primarily high strength concrete. Contract extended to 80,000 m^3
- On-site plant capacity 120 m^3/hr
- Completion July 2003
- Excellence Awards for safety & water management
- Team achieving highest performance incentive rate


Country Area Managers Meeting - August 2002
Mud Wash Pour - 1300m³ - September 2002

Boral Asphalt

- Boral's asphalt plants well positioned and strengthened through the acquisition of Allen's Asphalt
- Market leader in asphalt and spray seal in country Queensland
- Strong technical capability
- Product development in use of recycled materials and low noise pavements
- Focus on safety in a very difficult work environment
- Contract Management System initiative targeted at tightening our project management capability further

Strong Asphalt positions



- Acquisition of Allen's Asphalt has strengthened Boral's position in the Sunshine Coast growth corridor
- Financial performance in line with acquisition proposal

△ Boral Asphalt
▯ Allen's Asphalt
● CSR Emoleum
○ Pioneer Road Services
● Other
☆ Boral Quarries

Boral Asphalt has also displayed a sound competency to successfully undertake offshore projects



- Project:
  Port Moresby Airport
- Client: AusAid
- 26,500 tonne of asphalt
- $9.5m contract

Building Products

Keith Mitchelhill

Boral Building Products, Australia



Australian Plasterboard
Bricks
Roofing
Masonry
Windows
Timber

Share of 1H03 (External) Revenue

- Leading supplier of building products in Australia
- Driven by dwelling and non-dwelling
- Timber & Windows have turned around
- Opportunity for improved performance in Bricks East and Roofing
- EBIT/Sales margins are lifting (from 7.5% to 11.1% in 1H03)

The Queensland Building Products market

	Bricks	Roofing	Masonry	P/board	Timber	Windows
Boral	Darra Single-site production Kempsey	Concrete tile production at Carole Park	Production at Wacol, Labrador, Cairns, Mackay, Byron Bay	Production at Northgate	Walk on Wood showroom at Fortitude Valley; Boral Hancock Plywood plant at Ipswich	Boral Windows at Geebung Crane Windows at Brendale Boral Windows Townsville
CSR	PGH Strathpine, Cooroy, Oxley	Monier Darra		Production at Coopers Plains		-
Pioneer			Besser Stapylton, Toowoomba, Maroochydore, Cairns, Townsville, Gladstone, Kingaroy,			
Bristile		Wacol				-
Brickworks	Rochedale Dinmore					-
Other	Claypave Widebay	Karreman (Darra)	Caloundra Block, ACM (Ayr), TCB (Mareeba)			~5-600

Source: Company records Boral research

Market outlook for Queensland


QUEENSLAND BUILDING VALUE OF WORK DONE
VWD Jun98 $Million
$2,500
$2,000
$1,500
$1,000
$500
$0
Forecast
Source: ABS
Source: BIS
Mar-90
Sep-90
Mar-91
Sep-91
Mar-92
Sep-92
Mar-93
Sep-93
Mar-94
Sep-94
Mar-95
Sep-95
Mar-96
Sep-96
Mar-97
Sep-97
Mar-98
Sep-98
Mar-99
Sep-99
Mar-00
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03
Mar-04
New houses
Total residential building
Total building

Clay & Concrete Products

Boral Bricks in Queensland


QLD BRICK INDUSTRY PRODUCTION
Quarterly Production (M SBE)
140
120
100
80
60
40
20
-
Source: ABS
Bricks and Pavers
Mar-90
Mar-91
Mar-92
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02


QLD CLAY BRICK INDUSTRY PRICING
Price Index (1989/90 = 100)
120
110
100
90
80
70
60
Source: ABS
Nominal
Sep-85
Sep-86
Sep-87
Sep-88
Sep-89
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02

Boral Bricks Queensland

- Production facility at Darra with capacity ~100 M SBE and Kempsey ~28 M SBE
- Holds #3 position with 20% to 25% share
- Produces a range of architectural and render bricks and clay pavers

Boral Bricks in Queensland

MAJOR AREAS OF FOCUS - BRICKS

- Minimise declining product intensity and substitution
- Rational price management
- Ongoing cost reduction
- “Debottlenecking” manufacturing
- Bed in new organisational structure

Boral Roofing in Queensland


QLD ROOFTILE INDUSTRY PRODUCTION
Quarterly Production ('000 m2)
2,000
1,600
1,200
800
400
-
Source: ABS
Concrete only
Mar-93
Mar-94
Mar-95
Mar-96
Mar-97
Mar-98
Mar-99
Mar-00
Mar-01
Mar-02


QLD CONCRETE ROOFTILE INDUSTRY PRICING
Price Index (1989/90 = 100)
120
110
100
90
80
70
60
Source: ABS
Nominal
Sep-85
Sep-86
Sep-87
Sep-88
Sep-89
Sep-90
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02

Boral Roofing Queensland

- Production facility at Carole Park with capacity ~15M tiles
- Holds #2 position with 25% to 30% share
- Manufactures concrete rooftiles and sells through company supply & lay service

Boral Roofing in Queensland

MAJOR AREAS OF FOCUS - ROOFING

- Minimise declining product intensity and substitution
- Rational price management
- Ongoing cost reduction
- “Debottlenecking” manufacturing
- Bed in new organisational structure

Boral Masonry in Queensland


Cairns
Mackay
Wacol
Labrador
Byron Bay
QLD MASONRY INDUSTRY PRODUCTION
Quarterly Production ('000 T)
250
200
150
100
50
Source: ABS
Sep-91
Sep-92
Sep-93
Sep-94
Sep-95
Sep-96
Sep-97
Sep-98
Sep-99
Sep-00
Sep-01
Sep-02

Boral Masonry Queensland

- Production facility at Wacol with capacity ~135kT
- Holds #2 position with 25% to 35% share
- Manufactures masonry blocks, bricks, pavers and segmented retaining walls

Boral Masonry in Queensland

MASONRY BUSINESS TURNAROUND

- Improved asset utilisation (closed 2 plants, moved production to Wacol Hess)
- Improved product quality
- Partnerships with key retailers
- New product development – Promenade pavers and Ravenastone retaining walls
- Price improvement through pricing structure for retail and commercial customers and improved pricing disciplines
- Production cost reduction initiatives
- Training directed at delivering measurable productivity improvements

Boral Create

Glenn Simpkin

Plasterboard

Ross Batstone

Plasterboard market in Queensland

CSR	**#1**	Manufactures at Coopers Plains (Brisbane) Distributes via company stores & other outlets
Boral	**#2**	Manufactures at Northgate (Brisbane) Distributes via company stores & other outlets
Lafarge	**#3**	Does not manufacture in Qld – distributes largely through independently owned outlets
BGC		Does not manufacture in Qld – distribution being established

Market size

Qld

Rest of Australia

Source: ABS

Northgate plant

1959

- Plaster manufacture starts
- Plasterboard supplied from Victoria

1969

- Initial board production starts

1987

- Major upgrade to plants:
  - Plaster capacity lifted
  - Double width NG drier installed
  - Board line extended & automated
  - Line speed lifted



Boral Plasterboard - Competitive Advantage

- Highly efficient Brisbane based production
- Full product range
- Extensive State wide distribution network
- State wide Residential supply & install service
- Broad channel to market coverage
- Active product and building systems development
- Strong Technical support to all market segments
- Strong building system design support

Plasterboard - Key Issues facing the New Entrant

- High transport & logistics costs to get product to Queensland
- Being new to the technology and to the business
- Having limited distribution networks across a large geographical area
- Limited plasterboard product range to meet broad market expectations
- Level of sales needed to cover costs
- Limited technical expertise

Plasterboard Value Proposition

- **Price competitive**
- **Comprehensive product range**
  - 10mm boards
  - Technical boards
  - Cornice, Compounds & Plasters
  - Accessories
- **Specialist distribution service**
  - Product manufactured in Queensland & distributed widely
  - "One Stop Shop" culture
  - Interior linings focus
- **Residential supply & install service**
- **Building systems & technical back-up**

Windows

Warren Davison


Boral Windows
The leading aluminium window and door manufacturer and supplier to the new dwellings market
The main trading brand is Dowell
Employs 700 staff over 14 manufacturing sites located close to the markets served
Boral Windows sold its extrusion and distribution businesses to the Crane Group in November 2000. It is now mainly a window fabricator
Manufacturing Sites
Aluminium
Timber
Plastics
Brisbane Site Visits – July 2003



Boral Windows

Focused on achieving a low cost position supplying major builders

- Business has been simplified and streamlined
- Costs substantially reduced
- A strong management team is in place
- Generating attractive returns well above the cost of capital
- Market share has been increased to a clear leading position in the new dwelling market


New Dwellings
16%
54%
30%
Alterations & Additions
5%
45%
50%
Boral
Other Majors
Balance

Source: Management Assessment

Boral Windows



SITE VISIT

Geebung is Boral's largest aluminium window fabrication site

- The plant focuses on the major project builders
- Previously Comalco Wunderlich Windows site - acquired by Boral in Oct 1992. Boral Windows moved onto site in Sep 1995
- There are 110 employees and the plant produces mainly sliding windows and doors. A second business, located at Brendale, focuses on the small to medium builders.
  - ***SAFETY issues for the site visit***
    - » Stay with your guide
    - » Wear the safety glasses issued
    - » Stay within the marked walkways